UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period from __________ to __________

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA Inc.

401(k) Employee Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

1 Manhattanville Road

Suite 301

Purchase, NY 10577

Required Information

The MBIA Inc. 401(k) Employee Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

MBIA INC.

401(k) EMPLOYEE PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2021

MBIA INC.

401(k) EMPLOYEE PLAN

Page(s)
Report of Independent Registered Public Accounting Firm	2-3

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	5
Notes to Financial Statements	6-11

Supplemental Schedule:
Schedule of Assets (Held at End of Year) as of December 31, 2021	12-13

Signatures	14

Exhibits
Exhibit 23.1—Consent of Independent Registered Public Accounting Firm	15

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

MBIA Inc. 401(k) Employee Plan

Purchase, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the MBIA Inc. 401(k) Employee Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2012.

Philadelphia, Pennsylvania
May 18, 2022

MBIA INC.

401(k) EMPLOYEE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2021 AND 2020

	December 31, 2021	December 31, 2020
Investments, at fair value (Note 5)	$173,556,494	$153,228,792
Notes receivable from participants	348,548	299,186

Net assets available for benefits	$173,905,042	$153,527,978

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) EMPLOYEE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2021

For the Year Ended December 31, 2021
Additions to net assets attributed to:
Net appreciation in fair value of investments	$19,020,558
Interest and dividends	7,751,482
Contributions:
Participants	1,582,658
Employer	850,160

Total contributions	2,432,818

Total additions	29,204,858

Deductions from net assets attributed to:
Benefit distributions	8,827,794

Total deductions	8,827,794

Net increase	20,377,064
Net assets available for benefits:
Beginning of year	153,527,978

End of year	$173,905,042

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) EMPLOYEE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1. Plan Description

General and Contributions

The MBIA Inc. 401(k) Employee Plan (the “Plan”) is a defined contribution plan for eligible employees of MBIA Inc. and Subsidiaries (the “Company” or “Employer”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Eligible participants may contribute up to 25% of their total eligible compensation into the Plan. Effective June 29, 2018, the MBIA Inc. Common Stock Fund was frozen and participants were no longer able to direct any future contributions or move money into this fund. The Plan offers a Roth 401(k) option. The Company matches employee contributions at the rate of 100% of each participant’s contribution up to a maximum of 5%. Contributions are subject to certain limitations. Employer matching contributions are made in the form of cash, whereby participants may direct the Company match to an investment of their choice excluding the MBIA Inc. Common Stock Fund as of June 29, 2018. The Plan permits eligible employees to rollover funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account.

The Plan is administered by the MBIA Inc. Investment Management Committee and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

Vesting and Forfeitures

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. The Plan’s vesting methodology is based on an “elapsed time” methodology, which provides for employees to be credited with a number of years of service equal to the number of whole years (12 consecutive months) based on an employee’s period of service starting with hire date with the Employer regardless of whether or not such periods of service were completed consecutively as allowed under the service spanning rule. Participants are fully vested in their salary deferred contributions at all times including Roth 401(k) contributions. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited upon the earlier of a distribution or five-year period break in service and generally may serve to pay the Plan’s administrative expenses and to reduce future Company contributions. During 2021 and 2020, $29,808 and $9,396 respectively, of forfeitures were used to fund the Company’s matching obligation pursuant to the terms of the Plan. The forfeiture balance as of December 31, 2021 and 2020 was $3,189 and $2,498, respectively.

MBIA INC.

401(k) EMPLOYEE PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2021 AND 2020

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, participant’s contribution, and net results from the investment activities of the participant’s account, reduced for any withdrawal activity and fees associated with certain participant initiated transactions and participant-directed brokerage accounts. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions. The benefit to which a participant is entitled is the benefit that can be provided from the participants’ vested account.

Notes Receivable from Participants

A participant may borrow from his or her account a minimum of $1,000 up to a maximum for all participant loans equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance reduced by the then outstanding balance of any other loans that a participant received from the Plan. The Plan includes cross-plan loan service, which allows the Plan to take multiple plans maintained by the Company into consideration in calculating a participant’s maximum loan available amount. This calculation combines the participant’s vested account balances and outstanding loan balances across related plans. In addition, all loans across all plans will be aggregated in determining the highest loan balance over the past twelve months. Loan terms may range from 1 to 5 years, or longer for the purchase of a principal residence but not to exceed 10 years. The loans are collateralized by the vested account balance and bear a reasonable rate of interest as managed by Fidelity based on the interest rates charged for similar types of loans by other lenders. Principal and interest are paid ratably through semi-monthly payroll deductions or through direct payment from former employees.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported changes in net assets available for benefits during the reporting period. Actual amounts could differ from those estimates.

Investments

The Plan’s investments are stated at fair value, including the collective trusts.

The Plan’s shares of mutual funds are valued at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at each year end. Investments in common stock, including the Company’s common stock and Exchange Traded Funds (“ETF”), are stated at fair value based on the last reported sales price on the last business day of the year in the active

MBIA INC.

401(k) EMPLOYEE PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2021 AND 2020

market in which the security is traded. The investments in the collective trusts are valued at NAV per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value. One of the Plan’s investment options includes a participant-directed brokerage account which allows participants to establish a brokerage account and select various investments consisting of mutual funds and ETF.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. The Plan’s net appreciation in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance, plus any accrued but unpaid interest. Loans outstanding are reflected as a receivable of the Plan. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses and Revenue Credit Account

Administrative expenses, which consist primarily of investment management, recordkeeping and auditing fees, are paid directly by the Company rather than from Plan assets, and are not reflected in the Plan’s financial statements. Fees charged by Fidelity relating to certain participant initiated transactions and fees associated with participant-directed brokerage accounts are paid from the respective participants’ accounts.

The Plan may elect to allocate the revenue credit received from Fidelity, on a quarterly basis, to eligible participant’s accounts based on a defined formula. The amount allocated for the year ended December 31, 2021 was $24,149. The revenue credit received from Fidelity exceeds the administrative fees charged by Fidelity for the year ended December 31, 2021. The net amount is not material to the financial statements and is included in interest and dividends.

MBIA INC.

401(k) EMPLOYEE PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2021 AND 2020

Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board, Accounting Standards Codification Topic 820, “Fair Value Measurement” are described as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Valuations based on: a) quoted prices for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in inactive markets, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is more significant for the investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily marketable. The Plan has no level 3 investments. There have been no changes in the valuation methodologies or inputs used to value Plan assets at December 31, 2021 and 2020. Refer to Note 5, Investments, for information regarding the fair value of Plan investments.

3. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

MBIA INC.

401(k) EMPLOYEE PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2021 AND 2020

4. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all affected participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

5. Investments

The Plan’s investment assets recorded at fair value have been categorized based upon a fair value hierarchy, as described in Note 2. The following tables present information about the Plan’s assets measured at fair value as of December 31, 2021 and 2020:

Assets at Fair Value as of December 31, 2021

	Level 1	Total
Mutual funds	$118,729,810	$118,729,810
Participant-directed brokerage account	6,101,403	6,101,403
Common stock	2,255,910	2,255,910
Collective trusts measured at NAV*	—	46,469,371

Total investments	$127,087,123	$173,556,494

Assets at Fair Value as of December 31, 2020

	Level 1	Total
Mutual funds	$105,068,625	$105,068,625
Participant-directed brokerage account	5,318,868	5,318,868
Common stock	1,209,218	1,209,218
Collective trust measured at NAV*	—	41,632,081

Total investments	$111,596,711	$153,228,792

*

Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2021 and 2020, respectively.

	Fair Value 12/31/21	Fair Value 12/31/20	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective trusts	$46,469,371	$41,632,081	N/A	Daily	Daily

MBIA INC.

401(k) EMPLOYEE PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2021 AND 2020

Collective Trusts

The Plan has two collective trust investments, the Fidelity Managed Income Portfolio Fund (“the MIP”) and the Fidelity Growth Company Commingled Pool (“the Growth Co. Pool”). Under the terms of each respective investment’s Declaration of Trust, withdrawals directed by the Plan Sponsor, not the participants, must be preceded by a 12 month written notice to the MIP and a 30 day written notice to the Growth Co. Pool.

6. Tax Status

Effective August 6, 2021, the Plan adopted the Fidelity Pre-Approved Defined Contribution Plan (“Pre-Approved Plan”). The Internal Revenue Service (“IRS”) ruled on June 30, 2020, that the Pre-Approved Plan, including related amendments, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since the adoption of the Pre-Approved Plan. The Plan Administrator believes the Plan is currently designed and is being operated in accordance with the IRC.

Effective January 1, 2020, the Plan adopted the Fidelity Management & Research Co’s Volume Submitter Profit Sharing Plan with CODA (“Volume Submitter Plan”). The IRS ruled on March 31, 2014, that the Volume Submitter Plan, including related amendments, as designed, was in compliance with the applicable requirements of the IRC. The adoption of the Volume Submitter Plan did not impact the provisions of the Plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

7. Related Party and Party-In-Interest Transactions

Certain Plan investments and shares of the Company’s common stock are managed by Fidelity, the investment advisor, trustee and custodian for the Plan. The investments with MBIA Inc. common stock were $2,255,910 and $1,209,218 at December 31, 2021 and 2020, respectively. The Company’s common stock comprises approximately 1% of the net assets available for benefits in each of the years ending December 31, 2021 and 2020. These transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

8. Subsequent Events

The Plan’s management has evaluated subsequent events through May 18, 2022, the date the financial statements were available to be issued. Effective February 14, 2022, the Plan was amended to permit a partial withdrawal of account assets for participants not actively employed by the Company and beneficiaries. Previously, the Plan permitted only a full distribution. There were no other subsequent events requiring adjustments to the financial statements or disclosures.

MBIA INC.

401(k) EMPLOYEE PLAN

SCHEDULE H (FORM 5500) – LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 06-1185706, PLAN 002

DECEMBER 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Common stock:
*	MBIA Inc.	Common stock		$2,255,910
	Mutual funds:
*	Fidelity Puritan Fund	Mutual fund		3,680,574
*	Fidelity Blue Chip Growth Fund	Mutual fund		14,489,780
*	Fidelity 500 Index Inst. Fund	Mutual fund		23,859,556
*	Fidelity Extended Market Index Fund	Mutual fund		2,119,175
*	Fidelity U.S. Bond Index Fund	Mutual fund		2,373,796
*	Fidelity Low-Priced Stock Fund	Mutual fund		2,790,175
*	Fidelity Freedom Income Fund	Mutual fund		270,351
*	Fidelity Freedom Fund 2010	Mutual fund		1,871,241
*	Fidelity Freedom Fund 2015	Mutual fund		301,462
*	Fidelity Freedom Fund 2020	Mutual fund		3,046,196
*	Fidelity Freedom Fund 2025	Mutual fund		6,298,252
*	Fidelity Freedom Fund 2030	Mutual fund		5,232,060
*	Fidelity Freedom Fund 2035	Mutual fund		4,605,272
*	Fidelity Freedom Fund 2040	Mutual fund		3,923,962
*	Fidelity Freedom Fund 2045	Mutual fund		1,954,285
*	Fidelity Freedom Fund 2050	Mutual fund		507,104
*	Fidelity Freedom Fund 2055	Mutual fund		75,975
*	Fidelity Freedom Fund 2065	Mutual fund		335
*	Fidelity Int’l Capital Appreciation Fund	Mutual fund		1,284,585
*	Fidelity Inflation Prot. Bond Index Fund	Mutual fund		437,742
	Deutsche Gov’t Cash Mgmt Fund	Mutual fund		2,939,288
	Baron Asset Inst Fund	Mutual fund		4,522,162
	Baron Growth Inst Fund	Mutual fund		6,554,919
	PIMCO High Yield Institutional Fund	Mutual fund		2,009,930
	PIMCO Total Return Institutional Fund	Mutual fund		4,522,020
	Cohen and Steers Rlty Shares, Inc. Fund	Mutual fund		927,456
	American Funds Amer. Mutual R6 Fund	Mutual fund		998,529
	Virtus Ceredex Mid-Cap Value Equity	Mutual fund		3,969,239
	Vanguard Total Int’l Stock Index Fund	Mutual fund		8,209,478
	American Cent Small Cap Val R6 Fund	Mutual fund		1,158,418
	Conestoga Small Cap Fund	Mutual fund		1,249,716
	Baird Core Plus Bond Inst. Fund	Mutual fund		2,546,777

MBIA INC.

401(k) EMPLOYEE PLAN

SCHEDULE H (FORM 5500) – LINE 4i (Continued)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 06-1185706, PLAN 002

DECEMBER 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
*	Fidelity BrokerageLink	Participant-directed brokerage account		6,101,403
	Collective trusts:
*	Fidelity Managed Income Portfolio	Collective trust		5,957,998
*	Fidelity Growth Co. Commingled Pool	Collective trust		40,511,373
*	Participant loans	Interest rates: 5.25%—7.50%	—	348,548

	Total			$173,905,042

(1)	Cost is not required for participant-directed investments.
*	Fidelity Management Trust Company, including associated funds, participants and the Company are parties-in-interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MBIA Inc. 401(k) Employee Plan

Date: May 18, 2022	/s/ ANTHONY MCKIERNAN
Anthony McKiernan
Executive Vice President
Chief Financial Officer

Date: May 18, 2022	/s/ ALAN PEARLMAN
Alan Pearlman
Plan Administrator